Exhibit A

CERAGON NETWORKS LTD.
___________________________________________

NOTICE OF 2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS
___________________________________________

TO BE HELD ON SEPTEMBER 27, 2011

Notice is hereby given that the 2011 Annual General Meeting of Shareholders (the “Meeting”) of Ceragon Networks Ltd. (the “Company”) will be held on Tuesday, September 27, 2011, at 11:00 a.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel for the following purposes:

(A)	To amend the Articles of Association of the Company, as described in the annexed Proxy Statement;

(B)
Subject to the approval of item A above, to amend the letter of indemnification to be granted by the Company to each of its present and future directors and officers, as described in  the annexed Proxy Statement;

(C)
To approve the purchase of Company’s directors and officers liability insurance policy ("D&O Insurance Policy") for the period commencing as of the date on which the Meeting takes place and ending on the 2012 annual general meeting of shareholders and to further authorize the Company's Board of Directors, following a recommendation of the Audit Committee, to renew or replace such D&O Insurance Policy and/or to purchase alternative or additional directors and officers insurance policies for subsequent periods on terms which are similar to the terms of the D&O Insurance Policy described in the Proxy Statement;

(D)	To re-elect Yael Langer to serve on the Board of Directors of the Company;

(E)
To re-appoint Kost Forer Gabbay & Kasierer, a Member firm of Ernst & Young Global, as the Company’s independent auditor until immediately following the next annual general meeting of shareholders ; and

(F)	To receive and consider the Auditor’s Report and the audited consolidated financial statements for the year ended December 31, 2010.

Shareholders of record at the close of business on August 18, 2011, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to notice of and to vote at the Meeting.  All shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States.  Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 69(b) of the Articles of Association of the Company, a notice may be given by the Company to the joint holders of a share by giving notice to the first of the joint holders named in the Register of Shareholders with respect to the shares.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the first of the joint holders named in the Register of Shareholders with respect to the share(s) who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 24 hours prior to the time of the Meeting.

By Order of the Board of Directors,

ZOHAR ZISAPEL President and Chief Executive Officer	IRA PALTI Chairman of the Board of Directors

  August 19, 2011

CERAGON NETWORKS LTD.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel
_______________________

PROXY STATEMENT
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ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.01 nominal value (the “Ordinary Shares” or "Shares"), of Ceragon Networks Ltd. (“we,” “Ceragon” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2011 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of 2011 Annual General Meeting of Shareholders. The Meeting will be held on Tuesday, September 27, 2011 at 11:00 a.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel.

PURPOSE OF THE ANNUAL GENERAL MEETING

It is proposed that at the Annual General Meeting, resolutions be adopted as follows: (A) to amend the Articles of Association of the Company, as described in this Proxy Statement; (B) subject to the approval of item A above, to amend the letter of indemnification to be granted by the Company to each of its present and future directors and officers, as described in this Proxy Statement; (C) to approve the purchase of Company’s directors and officers liability insurance policy ("D&O Insurance Policy") for the period commencing as of the date on which the Meeting takes place and ending on the 2012 annual general meeting of shareholders and to further authorize the Company's Board of Directors, following a recommendation of the Audit Committee,  to renew or replace such D&O Insurance Policy and/or to purchase alternative or additional directors and officers insurance policies for subsequent periods on terms which are similar to the terms of the D&O Insurance Policy described in the Proxy Statement;   (D) to re-elect Yael Langer to serve on the Board of Directors of the Company; and (E) to re-appoint Kost Forer Gabbay & Kasierer, a Member firm of Ernst & Young Global, as the Company’s independent auditor until immediately following the next annual general meeting of shareholders.

Additionally, at the Meeting, the shareholders will be provided with the opportunity to receive and consider the Auditor’s Report and the audited consolidated financial statements for the year ended December 31, 2010 (this item will not involve a vote of the shareholders).

RECORD DATE AND VOTING RIGHTS

Only holders of record of Ordinary Shares at the close of business on August 18, 2011, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote in person or by proxy at the Meeting and any adjournments or postponements thereof.  At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon each of the matters to be presented at the Meeting.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.  Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.  However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company at least twenty four (24) hours prior to the time fixed for the Meeting, Shares represented by the proxy in the enclosed form will be voted in favor of all the matters to be presented to the Meeting, as described above. If specification is made by a shareholder on the form of proxy, the Shares represented thereby will be voted in accordance with such specification.  On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company.  Proxies will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, electronic mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Shares.

QUOROM

Two or more persons, each being a shareholder, a proxy for a shareholder or a representative of a corporation, holding together Ordinary Shares conferring in the aggregate 33.3% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within an hour from the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week, at the same time and place.  At such adjourned meeting, any two members present in person or by proxy, shall constitute a quorum.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table sets forth, as of July 14, 2011, all persons known to the Company to own beneficially more than 5% of the Company’s Ordinary Shares and the number of Ordinary Shares so held.

The information contained herein has been obtained from the Company’s records or from information furnished by the individual or entity to the Company or disclosed in public filings with the SEC.  Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Shares.

The shareholders listed below do not have any different voting rights from any of our other shareholders.

Total Shares beneficially owned in the table below include Shares that may be acquired upon the exercise of options that are either currently exercisable or will become exercisable within sixty (60) days of the date of this Proxy Statement.  The Shares that may be issued under these options are treated as outstanding only for purposes of determining the percent owned by the person or group holding the options but not for the purpose of determining the percentage ownership of any other person or group.

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares(1)
Zohar Zisapel (2)	4,499,891	12.5
Yehuda Zisapel (2)	2,247,467	6.2
William Leland Edwards et al. (3)	2,048,441	5.7

(1)	Based on ordinary shares issued and outstanding as of July 14, 2011.
(2)
Yehuda Zisapel and Zohar Zisapel are brothers. Each shareholder’s address is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel. The number of Ordinary Shares held by each of Yehuda Zisapel and Zohar Zisapel includes 9.467 shares held by RAD Data Communications Ltd., of which both Zisapels are principal shareholders and Zohar Zisapel serves as the chairman of its board.

(3)
Based on information provided in a Statement on Schedule 13G/A filed with the SEC on February 11, 2011 by William Leland Edwards, Anthony Joonkyoo Yun, MD, Palo Alto Investors, Palo Alto Investors LLC (“PAI”).  Palo Alto Investors is the manager of PAI.  William Leland Edwards is the controlling shareholder of Palo Alto Investors and has sole voting and dispositive power over 28,200 of the Ordinary Shares, and shared voting and dispositive power over 2,020,241 of the Ordinary Shares.  Anthony Joonkyoo Yun, MD, is the President of Palo Alto Investors and PAI.  Dr. Yun, Palo Alto Investors and PAI have shared voting and dispositive power over 2,020,241of the Ordinary Shares. Since providing a Statement on Schedule 13G filed with the SEC on February 16, 2010 by Mr. Edwards, Dr. Yun, Palo Alto Investors and PAI, each has decreased their shared voting and dispositive power from 2,572,924 to 2,020,241 Ordinary Shares, or 7.2% to 5.6%.  The principal business office of the shareholder is 470 University Avenue, Palo Alto, California, 94301.

ITEM A

AMENDMENT OF THE COMPANY'S ARTICLES OF ASSOCIATION

Pursuant to recent amendments to the Israeli Companies Law of 5759-1999 (the “Companies Law”) and the Israeli Securities Law of 5728-1968 (the "Securities Law"), the Israeli Securities Authority is authorized to impose administrative sanctions against companies like ours and their officers and directors for certain violations of the Securities Law or the Companies Law; and the Companies Law provides that companies like ours may indemnify their officers and directors and purchase insurance policy to cover certain liabilities, if provisions for that purpose are included in their articles of association.

The sanctions discussed in the Companies Law and the Securities Law include, inter alia, monetary sanctions and obligations to pay compensation for damages suffered by the injured persons.

The Company’s Board of Directors believes that approval of such amendments to the Articles of Association is in the best interests of the Company, as it sets the legal corporate framework that will allow us to continue to be able to indemnify and insure our officers and directors to the full extent permitted by law in accordance with the recent amendments. Such indemnification and insurance will assist us in attracting and retaining highly qualified directors and officers who, through their efforts and expertise, can make a significant contribution to our success.

Other amendments we propose, give us more flexibility in certain procedural requirements with respect to meetings of the Company's shareholders and its Board of Directors, as permitted by law, including pursuant to the new amendments.

The Company’s Board of Directors approved, subject to the approval of the Company’s shareholders, the amendments to the Company’s Articles of Association (the “Articles”) as set forth in Annex A hereto (marked to show the extent of the proposed amendments);

At the Meeting, shareholders will be asked to approve the amendments to the Company’s Articles as set forth in Annex A concerning, amongst others:

•	Amendment of certain procedural requirements with respect to meetings of the Company's shareholders and its Board of Directors;

•
Inclusion and amendment to the  articles authorizing the Company, among other matters, to indemnify its officers and directors for: (i) reasonable litigation expenses, including attorney’s fees, incurred in connection with a financial sanction, (ii) monetary liability imposed in favor of injured parties in administrative procedures under the Securities Law and (iii) expenses, including reasonable litigation expenses and legal fees, incurred in relation to a proceeding instituted pursuant to the provisions of Chapter H'3 ("Imposition of Financial Sanctions by the Israeli Securities Authority"), Chapter H'4 ("Imposition of Administrative Enforcement Measures by the Administrative Enforcement Committee") or Chapter I'1 ("Arrangement for the Avoidance of taking or Cessation of  Proceedings, subject to Conditions") of the Securities Law.

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on this matter is required for the approval thereof.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Articles of Association of the Company be amended as set forth in Annex A to the Notice and Proxy Statement dated August 19, 2011; and that the Company may restate the Articles of Association of the Company in accordance with such amendment.”

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM B

AMENDMENT OF THE LETTER OF INDEMNIFICATION TO BE GRANTED TO THE
COMPANY'S PRESENT AND FUTURE OFFICERS AND DIRECTORS.

 Subject to the approval by our shareholders of the amendments to the Articles, the Company’s Board of Directors and Audit Committee approved, subject to the approval of the Company’s shareholders, amendment of the Company’s indemnification letters to be granted to each of the Company's present and future directors and officers. These revisions would implement the recent amendments to the Companies Law and the Securities Law, discussed in item A.

Under the Companies Law, the grant of letter of indemnification to each of our officers and directors must be approved by our Audit Committee and our Board of Directors, and – with respect to our directors only – also by our shareholders.

Our Audit Committee and Board of Directors believe that approval of the amendment of the letter of indemnification is in the best interests of the Company as it will enable the Company to attract and retain highly qualified directors and officers who, through their efforts and expertise, can make a significant contribution to the Company’s success.

Provided that the amendments to our Articles of Association, as detailed under item A above, are approved at the Meeting, shareholders will be asked to approve the amendment of the letter of indemnification to be granted to each of the Company's present and future officers and directors, in the form attached as Annex B hereto (marked to show the extent of the proposed amendments in respect of the current letter of indemnification). This form of letter of indemnification will replace the current form of letter of indemnification that was adopted by the Company’s shareholders on September 24, 2003 and amended on August 25, 2005. For clarification, if the proposal under item A above is not approved, our current form of letter of indemnification will not be affected.

Hence, if the proposal under item A above is approved but the proposal under this item B is not approved, the letter of indemnification in the form attached as Annex B may be granted to each of the Company's present and future officers (but not to our directors), while the indemnification rights of our directors shall continue to be governed by the current letter of indemnification, previously approved by the shareholders on September 24, 2003 and amended on August 25, 2005.

The letter of indemnification, as proposed to be amended in the form attached as Annex B, provides, among other matters, indemnification of the Company's officers and directors for: (i) reasonable litigation expenses, including attorney’s fees, incurred in connection with a financial sanction, (ii) monetary liability imposed in favor of injured parties in administrative procedures under the Securities Law and (iii) expenses including reasonable litigation expenses and legal fees, incurred in relation to a proceeding instituted pursuant to the provisions of Chapter H'3 ("Imposition of Financial Sanctions by the Israeli Securities Authority"), Chapter H'4 ("Imposition of Administrative Enforcement Measures by the Administrative Enforcement Committee") or Chapter I'1("Arrangement for the Avoidance of taking or Cessation of  Proceedings, subject to Conditions")  of the Securities Law.

The Company’s Audit Committee and Board of Directors further determined that the indemnification undertaking is limited to those events which are foreseeable in light of the Company's activities at the time such undertaking is granted, and that the aggregate indemnification amount that the Company is obligated to pay shall be the greater of: (i) an amount equal to twenty five percent (25%) of the shareholders’ equity at the time of the indemnification, or (ii) twenty five percent (25%) of the Company’s shareholders' equity at the end of fiscal year 2010, which amount is deemed by the Company to be reasonable in light of the circumstances. Such aggregate indemnification amount shall be in addition to and exclusive of any amounts paid under the D&O Insurance Policy (as such term is defined under Item C).

The letter of indemnification will continue to provide our directors and officers with an exemption from any liability for damages caused as a result of a breach of their duty of care to the Company, to the fullest extent permitted by law.

The letter of indemnification is intended to complement the indemnity protection available under applicable law and any policies of insurance the Company may maintain.

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on this matter is required for the approval thereof.

It is proposed that at the Meeting, subject to the approval of item A above, the following resolution be adopted:

“RESOLVED, that the Company's letter of indemnification be amended as set forth in Annex B to the Notice and Proxy Statement dated August 19, 2011; and that the Company shall grant such letter of indemnification to each of the Company's present and future directors and officers.”

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM C

APPROVAL OF THE COMPANY’S DIRECTORS AND OFFICERS LIABILITY
INSURANCE POLICY FOR 2011-2012 AND FOR SUBSEQUENT PERIODS

The Companies Law and the Articles authorize the Company, subject to shareholder approval, to purchase an insurance policy for the benefit of our directors and officers for liability by reason of acts or omissions committed while serving in their respective capacities as directors or officers of the Company.  The Company believes that the purchase of such insurance is critical to attracting and maintaining directors of high quality.

In accordance with the Companies Law, such proposed liability insurance for directors and officers will not provide coverage for the liability of a director or officer for: (a) a breach of his or her duty of loyalty, except if he or she acted in good faith and had reasonable cause to assume that such act would not prejudice the interests of the Company and is otherwise permitted by law; (b) a breach of his or her duty of care committed intentionally or recklessly, except when it is committed through negligence only; (c) an act or omission done with the intent to unlawfully receive personal gain; or (d) a fine, civil fine, financial sanction or monetary settlement in lieu of a criminal proceeding imposed upon him or her.

The Company maintains directors and officers liability insurance with a per claim and aggregate coverage limit of $20,000,000. Such policy commenced on November 1, 2010 and expires on October 31, 2011. It is now proposed to purchase a new directors and officers liability insurance policy, covering all of the directors and officers of the Company, who may serve from time to time (including a director who may be deemed a controlling shareholder, within the meaning of the Companies Law).

Under the Companies Law, the insurance of our directors and officers must be approved by our Audit Committee and our Board of Directors and – with respect to our directors only – also by our shareholders.

Our Audit Committee and Board of Directors have approved the purchase of a directors and officers liability insurance policy from unaffiliated parties for the period commencing as of the date of the Meeting and ending on the date of the 2012 annual general meeting of shareholders.  The aggregate coverage under the policy will be up to $45 million and the premium would be up to $300,000 (the "D&O Insurance Policy").  Our Audit Committee and Board of Directors have further approved the authorization of the Company's Board of Directors, following a recommendation of the Audit Committee, to renew or replace the D&O Insurance Policy and/or to purchase alternative or additional directors and officers insurance policies for subsequent periods on terms which are similar to the terms of the D&O Insurance Policy.

The need for the above-mentioned increase in coverage and premium as from the previous directors and officers insurance policy, is mostly attributed to the general increase in the Company's activities, including, inter alia, as a result of the recent purchase of the entire share capital of Nera Networks AS.

The shareholders are thus being asked to approve the purchase by the Company of the D&O Insurance Policy for the benefit of our directors, as required by the Companies Law.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the adoption of the foregoing resolution.

It is proposed that at the Meeting the following resolution be approved and adopted:

“RESOLVED, to approve the purchase of a directors and officers liability insurance policy with aggregate coverage of up to $45 million and a premium in the amount of up to $300,000, for the period commencing as of the date of the Meeting (i.e. September 27, 2011) and ending on the date of the 2012 annual general meeting of shareholders (the "D&O Insurance Policy") and to further authorize the Company's Board of Directors to renew or replace such D&O Insurance Policy and/or to purchase alternative or additional directors and officers insurance policies for subsequent periods on terms which are similar to the terms of the D&O Insurance Policy, as described in the Notice and Proxy Statement, dated August 19 2011, for the benefit of all directors and officers of the Company who may serve from time to time”.

ITEM D

RE-ELECTION OF DIRECTOR

Under the Company’s Articles of Association, the Board of Directors is to consist of not less than five and not more than nine directors, unless otherwise determined by resolution of the Company’s shareholders. The current number of directors is five.

Directors (other than external directors) are to be elected at the Annual General Meeting by the vote of the holders of a majority of the voting power represented at such meeting, in person or by proxy, and voting on the election of directors.  Beginning with the Annual General Meeting of Shareholders in 2004, the directors of the Company (other than its external directors) were divided into Class I and Class II directors. The second term of Yael Langer as Class I director is expiring at this Annual General Meeting, and, following the recommendation of such nominee to the Board by the Company’s independent directors in accordance with Nasdaq Marketplace Rules (the “Nasdaq Rules”), it is proposed that she be re-elected. If re-elected, Ms. Langer will then serve for a term ending on the date of the Annual General Meeting in 2014. It is intended that proxies (other than those directing the proxy holders to vote against the listed nominee or to abstain) will be voted for re-election of Ms. Langer. The Company has received a declaration from such nominee, confirming her qualifications under the Companies Law to be elected as a director of the Company. The Company is not aware of any reason why Ms. Langer, if elected, should be unable to serve as director. The Company does not have any understanding or agreement with respect to the future election of Ms. Langer.

The following is a brief biography of Ms. Langer, based upon the records of the Company and information furnished to it by her:

Yael Langer has served as a director since December 2000.  Ms. Langer served as our general counsel from July 1998 until December 2000.  Ms. Langer is General Counsel and Secretary of RAD Data Communications Ltd. and other companies in the RAD-BYNET group.  Since July 2009, Ms. Langer has served as a director in RADWARE Ltd. From December 1995 to July 1998, Ms. Langer served as Assistant General Counsel to companies in the RAD-BYNET group.  From September 1993 until July 1995, Ms. Langer was a member of the legal department of Poalim Capital Markets and Investments Ltd. Ms. Langer received an LL.B. from the Hebrew University in Jerusalem.

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Yael Langer is re-elected to the Board of Directors for a term ending on the date of the Annual General Meeting in 2014.”

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM E

RE-APPOINTMENT OF INDEPENDENT AUDITOR

At the Meeting, the shareholders will be asked to re-appoint Kost Forer Gabbay & Kasierer, a Member firm of Ernst & Young Global (“Kost Forer”), as the Company’s independent auditor until immediately following the next annual general meeting of shareholders.

Kost Forer has no relationship with the Company or with any affiliate of the Company except as auditor, tax consultant and as a provider of other services that relate to transactional activities. The Audit Committee and the Board of Directors believe that such limited non-audit functions does not affect the independence of Kost Forer.

According to the Company’s Articles of Association, the Audit Committee of the Company is authorized to determine the basis of the auditor’s compensation in accordance with the volume and nature of the services rendered by the auditor of the Company.

Kost Forer has served as the Company’s independent auditor since 2002. The following table presents the aggregate amount of fees paid by the Company to Kost Forer for its services to the Company for the fiscal year ended December 31, 2010:

Audit fees(1)	$271,000
Tax fees(2)	$51,000
Other Services(3)	$308,000
Total	$630,000

(1)
Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Tax fees relate to tax compliance, planning and advice.
(3)	Other Services relate to transactional activities.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the adoption of the foregoing resolution.

It is proposed that at the Meeting the following resolution be approved and adopted:

“RESOLVED, to re-appoint Kost Forer Gabbay & Kasierer, a Member firm of Ernst & Young Global, as the independent auditor of the Company until immediately following the date of the Annual General Meeting in 2012.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM F

RECEIPT AND CONSIDERATION OF THE AUDITOR’S REPORT AND
THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, the Auditor’s Report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2010 will be presented. The Company will hold a discussion with respect thereto at the Meeting, as required by the Companies Law.  This item will not involve a vote of the shareholders.

The foregoing Auditors' Report and the audited consolidated financial statements, as well as our annual report on Form 20-F for the year ended December 31, 2010 (filed with the Securities and Exchange Commission on March 31, 2011), may be viewed on our website – http://www.ceragon.com/financial_reports.asp  – or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov. None of the Auditor's Report, audited consolidated financial statements, Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors,

ZOHAR ZISAPEL Chairman of the Board of Directors	IRA PALTI President and Chief Executive Officer

August 19, 2011

Annex A
Amendments to our Articles of Association

Articles 27, 46 and 70 of the Company’s Articles of Association shall be replaced by the following [all amendments are marked in comparison to the Articles of Association currently in effect as to show the extent of the proposed amendments]

“27.	Chairman

            The Chairman, if any, of the Board of Directors, or any other Director or Office Holder of the Company which may be designated for this purpose by the Board of Directors, shall preside as Chairman at every General Meeting of the Company.  If there is no such Chairman, or if at any meeting such Chairman ~~he~~ is not present within fifteen (15) minutes after the time fixed for holding the meeting or is unwilling to act as Chairman, the members present shall choose someone of their number to be Chairman.  The office of Chairman shall not, by itself, entitle the holder thereof to vote at any General Meeting nor shall it entitle such holder to a second or casting vote (without derogating, however, from the rights of such Chairman to vote as a shareholder or proxy of a shareholder if, in fact, he is also a shareholder or such proxy).”

“46.	Meetings

a)           The Board of Directors may meet and adjourn its meetings and otherwise regulate such meetings and proceedings as the Board of Directors think fit. Notice of the meetings of the Board of Directors shall be given~~sent~~ to each Director at the last address that the Director provided to the Company, or via telephone, facsimile or e-mail message; provided, however, that the Board of Directors may convene without giving such prior notice to all or any of the Directors, in circumstances permitted under the Companies Law.

(b)           The Chairman of the Board of Directors may, at any time, convene a meeting of the Board of Directors, provided that a notice shall be given to all other Directors a reasonable time prior to the time set for such meeting. Any Director who is not the Chairman of the Board of Directors, may at any time, and the Secretary, upon the request of such Director, shall, convene a meeting of the Board of Directors, provided a ~~but not less than four (4) days’~~ notice ~~(oral or written)~~ shall be given to all other Directors a reasonable time, but not less than four (4) days, prior to the time set for such meeting; Subject to the terms of the Companies Law, and without derogating from the provision of the last paragraph of Article 46(a) above, ~~.~~  t~~T~~he failure to give notice to a Director in the manner required hereby may be waived ~~by such Director~~.”

“70.	Exculpation, Indemnity and Insurance

(a)           For purposes of these Articles, the term “Office Holder” shall mean every Director and every officer of the Company, including, without limitation, each of the persons defined as “Nosei Misra” in the Companies Law.

(b)           Subject to the provisions of the Companies Law, the Company may prospectively exculpate an Office Holder from all or some of the Office Holder’s responsibility for damage resulting from the Office Holder’s breach of the Office Holder’s duty of care to the Company.

(c)           Subject to the provisions of the Companies Law and the Securities Law, 5728-1968 (the “Securities Law”), the Company may indemnify an Office Holder in respect of an obligation or expense specified below imposed on or incurred by the Office Holder in respect of an act performed in his capacity as an Office Holder, as follows:

                (i)           a financial obligation imposed on him in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by court;

(ii)           reasonable litigation expenses, including attorney’s fees, ~~expended~~ incurred by the Office Holder as a result of an investigation or proceeding instituted against him by a competent authority, ~~provided that such investigation or proceeding~~ which concluded without the filing of an indictment against him and ~~either (A) concluded~~ without the imposition of any financial liability in lieu of criminal proceedings, or ~~(B)~~ which concluded without the filing of an indictment against him but with the imposition of a financial liability in lieu of criminal proceedings concerning ~~but relates to~~ a criminal offense that does not require proof of criminal intent or in connection with a financial sanction (the phrases “proceeding concluded without the filing of an indictment” and “financial liability in lieu of criminal proceeding” shall have the meaning ascribed to such phrases in section 260(a)(1a) of the Companies Law); and

           (iii)           expenses, including  reasonable litigation expenses and legal fees, incurred by an Office Holder in relation to a proceeding instituted against such Office Holder: (1) pursuant to the provisions of Chapter H’3 (“Imposition of Financial Sanctions by the Israeli Securities Authority”) of the Securities Law, or (2) pursuant to the provisions of Chapter H’4 (“Imposition of Administrative Enforcement Measures by the Administrative Enforcement Committee”) of the Securities Law, or (3) pursuant to the provisions of Chapter I’1 (“Arrangement for the Avoidance of taking or Cessation of Proceedings, subject to Conditions”) of the Securities Law; and

           (~~iii~~iv)           reasonable litigation expenses, including attorneys’ fees, expended by an Office Holder or charged to the Office Holder by a court, in a proceeding instituted against the Office Holder by the Company or on its behalf or by another person, or in a criminal charge from which the Office Holder was acquitted, or in a criminal proceeding in which the Office Holder was convicted of an offense that does not require proof of criminal intent; and

           (v)           Payment to an injured party, pursuant to section 52ND(a)(1)(a) of the Securities Law.

           The Company may undertake to indemnify an Office Holder as aforesaid, (aa) prospectively, provided that, in respect of Article 70(c)(i), the undertaking is limited to events which in the opinion of the Board of Directors are foreseeable in light of the Company’s actual operations when the undertaking to indemnify is given, and to an amount or criteria set by the Board of Directors as reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify, and (bb) retroactively.

(d)           (1)           Subject to the provisions of the Companies Law, the Company may enter into a contract for the insurance of all or part of the liability of any Office Holder imposed on the Office Holder in respect of an act performed in his capacity as an Office Holder, in respect of each of the following:

                     (i)           a breach of his duty of care to the Company or to another person;

                         (ii)           a breach of his duty of loyalty to the Company, provided that the Office Holder acted in good faith and had reasonable cause to assume that such act would not prejudice the interests of the Company;

                    (iii)          a financial obligation imposed on him in favor of another person.

A - 2

                        (2)           Without derogating from the aforementioned, subject to the provision of the Companies Law and the Securities Law, the Company may also enter into a contract to insure an Office Holder, in respect of each of the following:

                       (i)           expenses, including reasonable litigation expenses and legal fees, incurred by an Office Holder in relation to a proceeding instituted against such Office Holder: (1) pursuant to the provisions of Chapter H’3 (“Imposition of Financial Sanctions by the Israeli Securities Authority”) of the Securities Law, or (2) pursuant to the provisions of Chapter H’4 (“Imposition of Administrative Enforcement Measures by the Administrative Enforcement Committee”) of the Securities Law, or (3) pursuant to the provisions of Chapter I’1 (“Arrangement for the Avoidance of taking or Cessation of  Proceedings, subject to Conditions”) of the Securities Law; and

                      (ii)           payment to an injured party, pursuant to section 52ND(a)(1)(a) of the Securities  Law.

           (e)           The provisions of Articles 70(a), 70(b) and 70(c) above are not intended, and shall not be interpreted, to restrict the Company in any manner in respect of the procurement of insurance and/or in respect of indemnification (i) in connection with any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder, and/or (ii) in connection with any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under law; provided that the procurement of any such insurance and/or the provision of any such indemnification shall be approved by the Audit Committee of the Company.”

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Annex B

Form of Amended Letter of Indemnification
[All amendments are marked in comparison to the letter of indemnification approved in shareholders’ meeting held on September 24, 2003 and amended on August 25, 2005 as to show the extent of the proposed amendments]

LETTER OF INDEMNIFICATION

To:	Date:	, ~~2009~~

You ~~have been appointed~~ serve or have been appointed to serve as an officer and/or director of Ceragon Networks Ltd., a company organized under the laws of the State of Israel (the “Company”). The Company agrees to indemnify you pursuant to the terms and conditions herein to the fullest extent permitted by law for activities performed as an officer and/or director.

In consideration of your continuing service to the Company, the Company hereby agrees as follows:

1.
Subject to the conditions set forth in Section 9, and pursuant to the other terms and conditions in this Letter of Indemnification, the Company hereby undertakes to indemnify you to the maximum extent permitted by law for:

1.1
any financial obligation imposed on you in favor of another person by a court judgment, including a settlement or an arbitrator’s award approved by court, in respect of any act or omission (“Action”) taken or made by you in your capacity as a director, officer and/or employee of the Company;

1.2
reasonable litigation expenses, including attorney’s fees, ~~expended~~ incurred by you as a result of an investigation or proceeding instituted against you by a competent authority, ~~provided that such investigation or proceeding~~ which concluded without the filing of an indictment against you and ~~either (A) concluded~~ without the imposition of any financial liability in lieu of criminal proceedings, or ~~(B)~~ which concluded without the filing of an indictment against you but with the imposition of a financial liability in lieu of criminal proceedings concerning~~but relates to~~ a criminal offense that does not require proof of criminal intent or  in connection with a financial sanction (the phrases “proceeding concluded without the filing of an indictment” and “financial liability in lieu of criminal proceeding” shall have the meaning ascribed to such phrases in section 260(a)(1a) of the Israeli Companies Law, 5759-1999); and

1.3
expenses, including reasonable litigation expenses and legal fees, incurred by you in relation to a proceeding instituted against you: (1) pursuant to the provisions of Chapter H’3 (“Imposition of Financial Sanctions by the Israeli Securities Authority”) of the Israeli Securities Law, 5728-1968 (the “Securities Law”), or (2) pursuant to the provisions of Chapter H’4 (“Imposition of Administrative Enforcement Measures by the Administrative Enforcement Committee”) of the Securities Law, or (3) pursuant to the provisions of Chapter I’1 (“Arrangement for the Avoidance of taking or Cessation of  Proceedings, subject to Conditions”) of the Securities Law; and

1.~~3~~4
all reasonable litigation expenses, including attorneys’ fees, expended by you or charged to you by a court, in a proceeding instituted against you by the Company or on its behalf or by another person, or in any criminal proceedings in which you are acquitted, or in any criminal proceedings of a crime which does not require proof of criminal intent in which you are convicted, all in respect of actions taken by you in your capacity as a director, officer and/or employee of the Company.

	1.5	Payment to an injured party, pursuant to section 52ND(a)(1)(a) of the Securities Law.

The above indemnification will also apply to any Action taken by you in your capacity as a director, officer and/or employee of any other company controlled, directly or indirectly, by the Company (a “Subsidiary”) or in your capacity as a director, or observer at board of directors’ meetings, of a company not controlled by the Company but where your appointment as a director or observer results directly from the Company’s holdings in such company (“Affiliate”).

2.	If and to the extent prohibited by law, ~~T~~the Company will not indemnify you for any amount you may be obligated to pay in respect of:

2.1
a breach of your duty of loyalty, except, to the extent permitted by law, for a breach of a duty of loyalty to the Company, a Subsidiary and/or an Affiliate while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company, Subsidiary and/or Affiliate;

	2.2	a willful breach of the duty of care or reckless disregard for the consequences of a breach of the duty of care, unless committed through mere negligence;

	2.3	an Action taken with the intent to unlawfully ~~realize~~ receive personal gain; and

	2.4	a fine, civil fine, financial sanction or ~~penalty~~ monetary settlement in lieu of a criminal proceeding imposed upon you ~~for a criminal offense~~.

	2.5	a proceeding instituted against you pursuant to the provisions of Chapters H’3, H’4 and I’1 of the Securities Law.

3.
The Company will make available all amounts needed in accordance with paragraph 1 above when such amounts become payable by you (“Time of Indebtedness”), and with respect to items referred to in paragraph 1.2 and 1.3 above, even prior to a court decision.  You agree to repay advances given to cover legal expenses in criminal proceedings if you are found guilty of a crime that requires proof of criminal intent. You further agree to repay advances if it is determined that you are not lawfully entitled to such indemnification.

As part of the aforementioned undertaking, the Company will provide security or a guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

4.
You will be indemnified hereunder whether or not at the relevant Time of Indebtedness you are a director, officer or employee of the Company, a Subsidiary, or an Affiliate, provided that the obligations are in respect of Actions taken while you were such a director, officer and/or employee within the scope of your responsibilities.

5.	Actions to be indemnified hereunder pursuant to paragraph 1 shall include any Actions in connection with any of the following:

5.1
The offering of securities by the Company and/or by a shareholder to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings;

5.2
Occurrences resulting or relating to from the Company’s status as a public company, and/or from the fact that the Company’s securities were offered to the public and/or are traded on a stock exchange, whether in Israel or abroad, including without limitation the grant of information, data, representations, opinions, reports or notices to any third party pursuant to any law or regulation to which the Company is subject as a result of the aforementioned;

5.3
Occurrences in connection with investments that the Company and/or Subsidiaries and/or Affiliates make in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by you in the name of the Company and/or a Subsidiary and/or Affiliate as a director, officer, employee and/or board observer of the corporation the subject of the transaction and the like;

	5.4	The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company, a Subsidiary and/or an Affiliate;

	5.5	Actions in connection with the merger of the Company, a Subsidiary and/or an Affiliate with or into another entity;

	5.6	Actions in connection with the sale of the operations and/or business, or part thereof, of the Company, a Subsidiary and/or an Affiliate;

	5.7	Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

	5.8	Actions relating to the operations and management of the Company, Subsidiaries and/or Affiliates;

	5.9	Actions relating to agreements and transactions of the Company, Subsidiaries and/or Affiliates with others, including, for example: customers, suppliers, contractors, etc.;

5.10
Actions concerning the approval of transactions of the Company, Subsidiaries and/or Affiliates with officers and/or directors and/or holders of controlling interests in the Company, Subsidiaries and/or Affiliates;

	5.11	Monetary liabilities to third parties relating to the return of loans;

5.12
Actions taken in connection with labor relations and/or employment matters in the Company, Subsidiaries and/or Affiliates and trade relations of the Company, Subsidiaries and/or Affiliates, including with employees, independent contractors, customers, suppliers and service providers;

	5.13	Actions in connection with the testing of products developed by the Company, Subsidiaries and/or Affiliates or in connection with the distribution, sale, license or use of such products;

5.14
Actions taken in connection with the intellectual property of the Company, Subsidiaries and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to infringement, ownership, and use of intellectual property;

	5.15	Actions taken pursuant to, or in accordance with, the policies and procedures of the Company, Subsidiaries and/or Affiliates, whether or not such policies and procedures are published;~~.~~

	5.16	Representations and warranties made in good faith in connection with the business of the Company, Subsidiaries, and Affiliates;

	5.17	Payments to injured parties pursuant to section 52ND(a)(1)(a) of the Securities Law;~~.~~

6.
The Company will not indemnify you for any liability with respect to which you have received payment under coverage of an insurance policy or another indemnification agreement.  The Company will indemnify you for amounts which are in excess of the amounts actually paid to you pursuant to any such insurance policy or other indemnification agreement (including deductible amounts not covered by insurance policies).

~~6.1~~	Notwithstanding any other provision of this Letter of Indemnification, the total aggregate amount of indemnification that the Company undertakes to indemnify all of its directors and officers, for all of the matters and circumstances described herein and in the Company’s agreements with its other directors and officers, shall ~~not exceed an aggregate amount equal to twenty million U.S. Dollars (US $20,000,000).~~  be the greater of: (i) an amount equal to twenty five percent (25%) of the shareholders’ equity at the time of the indemnification, or (ii) twenty five percent (25%) of the Company’s shareholders’ equity at the end of fiscal year 2010, which amount is deemed by the Company to be reasonable in light of the circumstances. Shareholders equity for the purpose of this section shall be determined in accordance with the Company’s annual consolidated audited financial statements, either for the end of fiscal year 2010 or last published prior to the date of the indemnification payment, as relevant. Such aggregate indemnification amount shall be in addition to and exclusive of any amounts paid under the Company’s directors and officers liability insurance policy, as shall be in effect from time to time.

7.
Subject to the provisions of paragraph 6 above, the indemnification hereunder will, in each case, cover all sums of money (100%) that you will be obligated to pay, in those circumstances for which indemnification is permitted.

8.	The Company will be entitled to any amount collected from a third party in connection with liabilities indemnified hereunder.

9.	In accordance with applicable law and the terms and conditions of this Letter of Indemnification, the Company will indemnify you in accordance with the following:

9.1
You shall promptly notify the Company in writing of any legal proceedings initiated against you and of all possible or threatened legal proceedings without delay following your first becoming aware thereof, and you shall deliver to the Company, or to such person as it shall advise you, all documents you receive in connection with these proceedings.

Other than with respect to proceedings that have been initiated against you by the Company or in its name, the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney who is not, upon reasonable grounds, acceptable to you.

Notwithstanding the foregoing, in the case of a reasonably likely conflict of interest between you and the Company, Affiliates and/or Subsidiaries (referred to as a “Conflict Situation”), you will be entitled to appoint an attorney of your own to represent you in such proceedings. Your attorney shall be fully updated on the defense proceedings, and the Company shall cooperate with your attorney. Subject to the limitations stated above,~~T~~ the Company shall indemnify you for all reasonable expenses you incur in connection with engaging such attorney.

Additionally, if you are no longer affiliated with the Company, Affiliates and/or Subsidiaries at the Time of Indebtedness, and there is no reasonably likely conflict of interest between you and the Company, then you and the Company shall discuss and agree to the manner of your representation in such matter.

Except in the event of a Conflict Situation and as otherwise may be agreed by you and the Company, the Company shall be entitled to conclude such proceedings,  in its discretion, including by way of settlement.  You agree to execute all documents reasonably required to enable the Company to conduct your defense, and to represent you in all matters connected therewith.

In the case of criminal proceedings, the Company will not have the right to plead guilty on your behalf or to agree to a plea-bargain on your behalf without your written consent.  Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), where a Conflict Situation exists, the Company will not have the right to admit to any Actions without your written consent.  In a civil proceeding (whether before a court or as a part of a compromise arrangement), where no Conflict Situation exists, the Company will not have the right to admit to any Actions that are not indemnifiable pursuant to this Letter of Indemnification and/or pursuant to law, without your written consent.

However, this will not prevent the Company from coming to a financial arrangement with a plaintiff in a civil proceeding without your consent, provided that such arrangement does not include an admission of an Action.

9.~~3~~2
You agree to cooperate in good faith with the Company as may be required during any such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto.

9.~~4~~3
The Company will have no liability or obligation pursuant to this Letter of Indemnification or the above resolutions to indemnify you for any expenses or damages pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding, unless the Company has given advance written approval for such compromise or settlement.

10.
The Company hereby exempts you, to the fullest extent permitted by law, from any liability for damages caused as a result of a breach of your duty of care to the Company, provided that in no event shall you be exempt with respect to any Actions listed in paragraph 2 above.

11.
For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter of Indemnification or in the above resolutions derogates from the Company’s right to indemnify you post factum for any amounts which you may be obligated to pay as set forth in paragraph 1 above.

12.
If all or part of any undertaking contained herein is held invalid or unenforceable by a court of competent jurisdiction, such invalidity or unenforceability will not affect any of the other undertakings which will remain in full force and effect.  Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

13.	This Letter of Indemnification and the agreement herein shall be governed by and construed and enforced in accordance with the laws of the State of Israel.

14.	This Letter of Indemnification cancels and supersedes any preceding letter of indemnification that may have been issued to you.

This letter is being issued to you pursuant to the resolutions adopted by the Audit Committee of the Company and by the Board of Directors of the Company on August 7, 2011 and August 8, 2011, respectively, ~~July 4, 2005~~ and approved by the Company’s shareholders on September 27, 2011~~August 25, 2005~~.

Very truly yours,

Ceragon Networks Ltd.

By:
Ira Palti
President & Chief Executive Officer

Kindly sign and return the enclosed copy of this letter to acknowledge your agreement to the contents hereof.

FORM OF PROXY CARD

CERAGON NETWORKS LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
SEPTEMBER 27, 2011

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoints Ira Palti and Donna Gershowitz, or either one of them, as proxies, each with the power to appoint his or her substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this Proxy, all of the Ordinary Shares of Ceragon Networks Ltd. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 11:00 a.m., on Tuesday, September 27, 2011, at the offices of the company, 24 Raoul Wallenberg Street, Tel Aviv, Israel and any adjournment or postponement thereof (the "Meeting").

Shares represented by this Proxy will be voted in favor of all the matters to be presented to the Meeting, as described below. If specification is made by a shareholder on this Proxy, the shares represented thereby will be voted in accordance with such specification.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S).  IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR EACH PROPOSAL.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CERAGON NETWORKS LTD.

September 27, 2011

Please date, sign and mail your proxy card in the envelope provided as soon as possible

_________________________________________________________________________

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS No. 1 TO 5
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
_________________________________________________________________________

	FOR	AGAINST	ABSTAIN
1. To amend the Articles of Association of the Company, as described in the Proxy Statement	☐	☐	☐
2. Subject to the approval of item 1 above, to amend the letter of indemnification to be granted by the Company to each of its present and future directors and officers, as described in  the Proxy Statement
	☐	☐	☐
3. To approve the purchase of Company’s directors and officers liability insurance policy ("D&O Insurance Policy") for the period commencing as of the date on which the Meeting takes place and ending on the 2012 annual general meeting of shareholders and to further authorize the Company's Board of Directors, following a recommendation of the Audit Committee, to renew or replace such D&O Insurance Policy and/or to purchase alternative or additional directors and officers insurance policies for subsequent periods on terms which are similar to the terms of the D&O Insurance Policy described in the Proxy Statement
	☐	☐	☐
4. To re-elect Yael Langer to serve on the Board of Directors of the Company	☐	☐	☐
5. To re-appoint Kost Forer Gabbay & Kasierer, a Member firm of Ernst & Young Global, as the Company's independent auditor until immediately following the next annual general meeting of shareholders	☐	☐	☐

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To change the address on your account, please check the box at right and indicate your new address in the address space above. ☐
Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder ________________________________            Date _________

Signature of Shareholder ________________________________            Date _________

NOTE:  Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.

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